

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2023

Xin Sun
Chief Executive Officer
China Health Industries Holdings, Inc.
3199-1 Longxiang Road, Songbei District, Harbin City
Heilongjiang Province
People's Republic of China

> **Re: China Health Industries Holdings, Inc.**
> **Amendment No. 2 to Annual Report on Form 10-K**
> **Fiscal Year Ended June 30, 2022**
> **Filed April 10, 2023**
> **File No. 000-51060**

Dear Xin Sun:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Elizabeth F. Chen, Esq.